UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: October 31, 2000

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

40 East Broadway, Butte, Montana	**59701-9394**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**

Exhibit Index is found on page 3.

ITEM 2. Disposition of Properties.

<u>Disposition of Oil and Natural Gas Businesses</u>

On August 25, 2000, our wholly owned subsidiary, Entech, Inc., and Altana Exploration Company, Entech's wholly owned subsidiary, entered into a Stock and Asset Purchase Agreement with PanCanadian Petroleum Limited, a Canadian corporation (PanCanadian Petroleum), and one of PanCanadian Petroleum's wholly owned subsidiaries, PanCanadian Energy, Inc., a Delaware corporation (PanCanadian Energy). Pursuant to the Stock and Asset Purchase Agreement, PanCanadian Petroleum agreed to purchase from us all of the stock and assets of our Canadian oil and natural gas businesses, and PanCanadian Energy agreed to purchase from us all of the stock of our United States oil and natural gas businesses.

The transaction closed on October 31, 2000, with a purchase price of US$475,000,000, subject to certain adjustments. Based on the net book value of our oil and natural gas businesses, we expect to record a gain on the sale of these properties.

Additional information with respect to this transaction is included in the press release that we issued on October 31, 2000, excerpts from which are attached as Exhibit 99a. A copy of the Stock and Asset Purchase Agreement dated as of August 25, 2000 is attached as Exhibit 10a to our third quarter Form 10-Q filed on November 14, 2000 with the Securities and Exchange Commission.

ITEM 7. Exhibits.

99a Excerpts from Press Release dated October 31, 2000, "Montana Power Completes Sale of Oil and Gas Business."

<u>SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS</u>

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, at Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


THE MONTANA POWER COMPANY
(Registrant)

By /s/ J.P. Pederson


                                        J.P. Pederson
                                        Vice Chairman and Chief
                                          Financial Officer

Dated: November 15, 2000

Exhibit Index

EXCERPTS FROM PRESS RELEASE DATED OCTOBER 31, 2000

MONTANA POWER COMPLETES SALE OF OIL AND GAS BUSINESS

BUTTE *(October 31, 2000)* -- The Montana Power Company (NYSE:MTP) announced today the closing of the sale of its oil and gas business to PanCanadian Petroleum Limited for US$475 million.

The transaction closed on schedule. The sale of Montana Power's oil and gas business was announced nine weeks ago and includes companies in the United Sates and Canada, doing business in oil, natural gas, and gas liquids exploration, production and marketing.

This is the first of four Montana Power energy businesses to be sold. On March 28, the company announced it would sell its oil and gas, coal, and independent power production businesses, as well as its electric and natural gas utility, to focus on fiber-optic and wireless voice, data and video transport under its telecommunications subsidiary, Touch America.

Since that time, Montana Power has announced buyers for all of its energy businesses. With the completion of all transactions targeted for the end of the first quarter 2001, the company will have $1.3 billion in gross proceeds to invest in Touch America, which will offer a growing customer base the latest optical technology, products and services for its high-speed, national Internet Protocol (IP) based broadband network.